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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark one)

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     For  The Fiscal Year Ended December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

     For  The Transition Period From ______ To _______

     COMMISSION FILE NUMBER: 333-98859

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          UPPER PENINSULA TELEPHONE COMPANY
          401(K) PLAN & TRUST
          397 US 41 N - P.O. Box 86
          Carney, MI 49812-0086

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         LYNCH INTERACTIVE CORPORATION
         401 Theodore Fremd Avenue
         Rye, NY 10580











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



                              REQUIRED INFORMATION

Pursuant to the instructions on Form 11-K, furnished herewith are plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    UPPER PENINSULA TELEPHONE COMPANY
                                    401(K) PLAN & TRUST


                                    /s/ Becky Schetter
                                    ------------------
                                    Becky Schetter
                                    Plan Administrator

June 20, 2003

Financial statements and schedules of 401(k) Savings Plan of Lynch Interactive Corporation for the year ended December 31, 2002, prepared in accordance with ERISA

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


                                                           Beginning of Year           End of Year
 Plan Assets and Liabilities:                              (January 1, 2002)       (December 31, 2002)
---------------------------                                -----------------       -------------------

Total plan assets ......................................        $211,605                $ 224,066
Total plan liabilities .................................              --                       --
                                                                --------                ---------

      Net plan assets ..................................        $211,605                $ 224,066
                                                                ========                =========

Income, Expenses, and Transfers for the Plan Year:
-------------------------------------------------
                                                                  Amount                   Total
                                                                  ------                   -----

Contribution received or receivable from
      Employers ........................................              --
      Participants .....................................       $  91,283
      Others (including rollovers) .....................              --
Noncash contributions ..................................              --
Other income ...........................................       $ (70,685)
                                                                ---------
      Total income .....................................                                $  20,598

Benefits paid (including direct rollovers)                     $   8,057
Corrective distributions ...............................              --
Certain deemed distributions of participant loans.......

Other expenses .........................................       $      80
                                                              ----------                ----------

      Total expenses ...................................                                $    8,137
                                                              ----------                ----------

Net income (loss) ......................................                                $   12,461
                                                                                        ==========

Transfers to (from) the plan ...........................                                        --

Specific Assets:
----------------

If the plan held assets at any time during the plan year
in any of the following categories, check "Yes" and enter
the current value of any assets remaining in the plan as
of the end of the plan year.
                                                                                Value at End of Year
                                                             Yes    No          (December 31, 2002)
                                                             ---    --          --------------------

Partnership/joint venture interests ....................            X
Employer real property .................................            X
Real estate (other than employer real property) ........            X
Employer securities ....................................      X                     $   6,746
Participant loans ......................................            X
Loans (other than to participants) .....................            X
Tangible personal property .............................            X
